Exhibit 12.1

Autoliv, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions) Fixed charges	Year Ended December 31,
	2004	2005	2006	2007	2008
Interest expense	$40.2	$44.1	$46.9	$62.5	$72.9
Interest portion of rental expense (1)	7.1	8.2	8.0	8.7	10.2

Total	$47.3	$52.3	$54.9	$71.2	$83.1

Earnings

Income before income taxes	$484.5	$482.0	$481.4	$446.2	$248.7
Earnings in Affiliates	-9.6	-7.1	-5.2	-6.4	-3.9
Fixed charges +	47.3	52.3	54.9	71.2	83.1
Cash from Affiliates +	7.7	8.0	8.5	1.1	2.2

Total	$529.9	$535.2	$539.6	$512.1	$330.1

Ratios of Earnings to Fixed Charges	11x	10x	10x	7x	4x

(1)	One-third of all rental expense is deemed to be interest.

For the purpose of computing these ratios, (i) “earnings” consists of the sum of pre-tax income from continuing operations before adjustment for minority interests in our consolidated subsidiaries or income or loss from equity investees; fixed charges; amortization of capitalized interest; and distributed income of equity investees; and (ii) “fixed charges” consists of the sum of interest expense (which includes amortization of premiums, discounts, and capitalized expenses related to debt issue costs, when applicable); capitalized interest; and one-third of rental expense which we believe to be a reasonable estimate of an interest factor in our leases.